FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ].... Form 40-F….[    ]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

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“A Life Sciences Company”
For Immediate Release:	August 7, 2007

Taiwan’s Largest Drink Producer Launches Reducol™-Based Milk Drink

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) announces Uni-President Enterprises Corporation (UPEC), the largest non-alcoholic drinks producer in Taiwan, has launched a cholesterol-lowering milk drink incorporating Reducol™. The milk drink is marketed under the UPEC brand.

“Uni-President has a substantial footprint in the greater China region reporting a large market share in drinks and beverages,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “Their stature in the marketplace makes them the ideal partner for launching a cholesterol-lowering milk product with Reducol™.”

Urbanization, population growth, rise in income levels, westernization trends, along with modernization of the marketing infrastructure and an increasing health awareness have helped increase milk consumption in China. According to National Bureau of Statistics of China (NBSC), per capita consumption of milk and related products experienced double-digit growth from 2000 to 2004. Industry reports citing the NBSC forecast a ten-fold increase in Chinese dairy consumption between 2005 and 2015.

About Uni-President

Uni-President Enterprises Corporation (UPEC) currently has over 200 affiliates covering wide-ranging consumer products and services, and has also become a multifaceted conglomerate. Under the commitment of reaching the internationalization and the diversification, UPEC has scheduled to joint venture with many of the world's leading companies in order to absorb international management concepts and skills. UPEC is heading to form one of world's largest food marketing companies through China and Asia. Company sales in 2006 were in excess of US$1.3 Billion.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Uni-President Enterprises Corporation for the information, including forward-looking information and statements, about Uni-President provided in this News Release and the Company disclaims any liability with respect to such information.  This News Release contains forward-looking statements and information regarding Reducol™, the launch of a milk drink containing Reducol™, future dairy consumption in China, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “launching”, “may”, “strategy”, “vision”, “to develop”, “may”, “can” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including the Company’s reliance on Uni-President Enterprises Corporation for performance; the Company’s need for future funding, the availability and sufficiency of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; reliance by the Company on its suppliers and manufacturers for performance; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition;  changes in business strategy or development plans;  as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.